File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                (Names and addresses of foreign utility company)

                   (a) Mirant (Philippines) Island Generation
                      Corporation Suite 501, 5th Floor, CTC
                           Building, 2232 Roxas Blvd.,
                      Pasay City, Metro Manila, Philippines

                     (b) Panay Power Corporation 7th Floor,
                         CTC Building, 2232 Roxas Blvd.,
                      Pasay City, Metro Manila, Philippines

                      (c) Avon River Holdings Corporation
                          7th Floor, CTC Building, 2232
                                  Roxas Blvd.,
                      Pasay City, Metro Manila, Philippines

                         (d) Subic EnerZone Corporation
                      Subic Bay Freeport Zone, Philippines

                         (e) LISP III Power Corporation
               15th Floor, Global Bank Centre, 777 Paseo De Roxas,
                            Makati City, Philippines

                      (Name and address of filing company)

                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338

                     The Commission is requested to address
                               communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338
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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         Mirant Corporation ("Mirant") is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the five (5) companies listed above (collectively, the "Project Companies"). Mirant indirectly owns certain interests in the Project Companies.

         The following is a brief description of the Project Companies, their principal assets, and the ownership structure of each Project Company, including the name of each person holding five percent (5%) or more of the equity interests in each Project Company:

(a) Mirant (Philippines) Island Generation Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("MPIGC") has been organized to own and operate the Pinamalayan Power Plant, Sitio Underpass, Brgy. Papandayan, Pinamalayan, Oriental Mindoro, Philippines, with a total nominal capacity of approximately 7.5 MW. The address of MPIGC is Suite 501, 5th Floor, CTC Building, 2232 Roxas Blvd., Pasay City, Metro Manila, Philippines. A one hundred percent (100%) interest in MPIGC is held by Mirant Global Corporation, which is indirectly and partially-owned by Mirant.

(b) Panay Power Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("PPC") has been organized to own and operate a power plant located in the Province of Iloilo, Philippines, with a total nominal capacity of approximately 72 MW. The address of PPC is 7th Floor, CTC Building, 2232 Roxas Blvd., Pasay City, Metro Manila, Philippines. A one hundred percent (100%) interest in PPC is held by Claredon Towers Holdings, Inc., which is indirectly and partially-owned by Mirant.

(c) Avon River Holdings Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("AVON") has been organized to own and operate utility assets being constructed at Barangay Ingore, Iloilo City, Philippines, with a total nominal capacity of approximately 22 MW. The address of AVON is 7th Floor, CTC Building, 2232 Roxas Blvd., Pasay City, Metro Manila, Philippines. A one hundred percent (100%) interest in AVON is held by Mirant Global Corporation, which is indirectly and partially-owned by Mirant.

(d) Subic EnerZone Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("SEZC") has been organized to own and operate the power distribution system being developed at the Subic Bay

     Economic Zone, Philippines. The address of SEZC is Subic Bay Freeport Zone, Philippines. A twenty percent (20%) interest in SEZC is held by Mirant Philippines Industrial Power II Corporation, an indirect subsidiary of Mirant. A forty percent (40%) interest in SEZC is held by Davao Light and Power Company, Inc. A twenty percent (20%) interest in SEZC is held by Aboitiz Equity Ventures, Inc. A ten percent (10%) interest in SEZC is held by San Fernando Electric Light and Power Company Inc. A five percent (5%) interest in SEZC is held by each of Okeelanta Corporation and Pampanga Sugar Development Company, Incorporated.

(e) LISP III Power Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("LISP") has been organized to own and operate the electric distribution system being installed within the Light Industry and Science Park III located in Sto. Tomas, Batangas, Philippines. The address of LISP is 15th Floor, Global Bank Centre, 777 Paseo De Roxas, Makati City, Philippines. A forty percent (40%) interest in LISP is held by Mirant (Philippines) Energy Corporation, an indirect subsidiary of Mirant. A sixty percent (60%) interest in LISP is held by RFM-Science Park of the Philippines, Inc.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                              Mirant Corporation



                                              By:  /s/ Sonnet C. Edmonds
                                                 -------------------------------
                                                  Sonnet C. Edmonds
                                                  Vice President


Date: February 6, 2004